Sub-Item 77Q1: Exhibits

(b)Copies of the text of any proposal described in answer to sub-item 77D:

Changes to Investment Policy of The Hartford Income Shares Fund, Inc.

In May 2008, the Fund’s Board of Directors approved amendments to the Fund’s investment policies and restrictions to update the restrictions and to clarify their nature and scope.  Among other things the proposed revisions (i) eliminate the Fund’s 75% investment basket and replace it with a description of the Fund’s primary investment policies and any related restrictions; (ii) remove investment grade debt securities of foreign issuers and liquid, marketable 144A securities from the list of instruments in which the Fund may invest only up to 25% of its assets; (iii) impose a non-fundamental limit of 30% of the Fund’s assets on investments in foreign securities (other than securities of the governments of Canada or its Provinces); and (iv) increase from 5% to 10% the amount of its assets the Fund may invest in credit default swap agreements.  In addition to amending the discussion of the Fund’s primary and secondary investments, the Board also approved certain changes to the Fund’s non-fundamental investment restrictions to update the restrictions to reflect current law and conform those restrictions to the investment policies that currently apply to the other funds advised by the Fund’s investment adviser and its affiliates.  Under its revised non-fundamental investment restrictions, the Fund may not:

1. Except as may be otherwise permitted by applicable law, purchase a security of an investment company if, as a result: (1) more than 10% of the Company’s total assets would be invested in securities of other investment companies, (2) such purchase would result in more than 3% of the total outstanding voting securities of any one such investment company being held by the Company, or (3) more than 5% of the Company’s total assets would be invested in any one such investment company.  The investment companies in which the Company would invest may or may not be registered under the Investment Company Act of 1940, as amended.  Securities in certain countries are currently accessible to the Company only through such investments. The investment in other investment companies is limited in amount by the Investment Company Act of 1940, and will involve the indirect payment of a portion of the expenses, including advisory fees, of such other investment companies.
2. Pledge its assets other than to secure permitted borrowings or to secure investments permitted by the Company’s investment policies as set forth in its Prospectus, as they may be amended from time to time, and applicable law.

3. Purchase securities on margin except to the extent permitted by applicable law.  The deposit or payment by the Company of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

4. Make short sales of securities or maintain a short position, except to the extent permitted by the Company’s Prospectus, as amended from time to time, and applicable law.

The changes to the Fund’s policies and restrictions do not change how the Fund invests.